UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934*

Fortune Brands Home & Security, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities) 34964C106
(CUSIP Number)
October 6, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☒ Rule 13d-l(c)
☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34964C106

1. Names of Reporting Persons. Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts. I.R.S. I.D. No. 13-4121993.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	10,742,411
	6. Shared Voting Power	0
	7. Sole Dispositive Power	10,742,411
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person	10,742,411
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11. Percent of Class Represented by Amount in Row (9)	Approximately 6.9%1
12. Type of Reporting Person (See Instructions) OO

___________________
1 On October 3, 2011, the stockholders of Fortune Brands, Inc. (“Fortune Brands”) received one share of common stock of Fortune Brands Home & Security, Inc. (the “Issuer”) for each share of common stock of Fortune Brands held of record as of September 20, 2011 pursuant to Fortune Brands’ spin-off of the Issuer. The percentage of ownership is based on approximately 154,600,000 shares of common stock of Fortune Brands outstanding as of August 23, 2011, as reported in the Preliminary Information Statement of the Issuer, dated August 26, 2011, filed as Exhibit No. 99.1 to Amendment No. 6 to the Issuer’s Form 10, filed with the Securities and Exchange Commission on August 31, 2011.

*  The Reporting Person may be deemed to have beneficial ownership over the shares of common stock reported in this Schedule 13G by virtue of the authority granted to it to vote and dispose of such shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of common stock reported in this Schedule 13G.

Page 2 of 9 pages

CUSIP No.	34964C106

1. Names of Reporting Persons. Kenneth M. Garschina

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	10,742,411
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	10,742,411
9. Aggregate Amount Beneficially Owned by Each Reporting Person	10,742,411
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11. Percent of Class Represented by Amount in Row (9)	Approximately 6.9%2
12. Type of Reporting Person (See Instructions) IN

___________________
2 On October 3, 2011, the stockholders of Fortune Brands received one share of common stock of the Issuer for each share of common stock of Fortune Brands held of record as of September 20, 2011 pursuant to Fortune Brands’ spin-off of the Issuer. The percentage of ownership is based on approximately 154,600,000 shares of common stock of Fortune Brands outstanding as of August 23, 2011, as reported in the Preliminary Information Statement of the Issuer, dated August 26, 2011, filed as Exhibit No. 99.1 to Amendment No. 6 to the Issuer’s Form 10, filed with the Securities and Exchange Commission on August 31, 2011.

*  The Reporting Person may be deemed to have beneficial ownership over the shares of common stock reported in this Schedule 13G by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of common stock reported in this Schedule 13G.

Page 3 of 9 pages

CUSIP No.	34964C106

1. Names of Reporting Persons. Michael E. Martino

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	10,742,411
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	10,742,411
9. Aggregate Amount Beneficially Owned by Each Reporting Person	10,742,411
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
11. Percent of Class Represented by Amount in Row (9)	Approximately 6.9%3
12. Type of Reporting Person (See Instructions) IN

___________________
3 On October 3, 2011, the stockholders of Fortune Brands received one share of common stock of the Issuer for each share of common stock of Fortune Brands held of record as of September 20, 2011 pursuant to Fortune Brands’ spin-off of the Issuer. The percentage of ownership is based on approximately 154,600,000 shares of common stock of Fortune Brands outstanding as of August 23, 2011, as reported in the Preliminary Information Statement of the Issuer, dated August 26, 2011, filed as Exhibit No. 99.1 to Amendment No. 6 to the Issuer’s Form 10, filed with the Securities and Exchange Commission on August 31, 2011.

*  The Reporting Person may be deemed to have beneficial ownership over the shares of common stock reported in this Schedule 13G by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of common stock reported in this Schedule 13G.

Page 4 of 9 pages

Item 1.

(a) Name of Issuer:

Fortune Brands Home & Security, Inc.

(b) Address of Issuer's Principal Executive Offices:

510 Lake Cook Road
Deerfield, IL 60015

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i)	Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”);

(ii)	Kenneth M. Garschina; and

(iii)	Michael E. Martino.

The Reporting Persons are filing this Schedule 13G with respect to an aggregate of 10,742,411 shares of common stock, par value $.01 per share (“Common Stock”), of Fortune Brands Home & Security, a Delaware corporation (the “Issuer”), directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”), and certain other funds and accounts (the “Managed Accounts”).  Mason Capital Management is the general partner of Mason Capital Master Fund.

Mason Capital Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts and may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of the authority granted to Mason Capital Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.  Mr. Garschina and Mr. Martino serve as the managing principals of Mason Capital Management and may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G.

(b) Address of Principal Business Office or, if none, Residence:

The principal business office address of each Reporting Person is:

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022

(c) Citizenship:

The place of organization or citizenship of each Reporting Person is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Mason Capital Management LLC	Delaware
Kenneth M. Garschina	United States
Michael E. Martino	United States

(d) Title of Class of Securities:

Common Stock, par value $.01 per share

(e) CUSIP Number:

34964C106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 5 of 9 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Mason Capital Management

(a) Amount beneficially owned:	10,742,411

(b) Percent of class:	Approximately 6.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	10,742,411

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	10,742,411

(iv) Shared power to dispose or to direct the disposition of	0

(ii) Kenneth M. Garschina

(a) Amount beneficially owned:	10,742,411

(b) Percent of class:	Approximately 6.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	10,742,411

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	10,742,411

(iii) Michael E. Martino

(a) Amount beneficially owned:	10,742,411

(b) Percent of class:	Approximately 6.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	10,742,411

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	10,742,411

On October 3, 2011, the stockholders of Fortune Brands, Inc. (“Fortune Brands”) received one share of Common Stock for each share of common stock of Fortune Brands held of record as of September 20, 2011 pursuant to Fortune Brands’ spin-off of the Issuer. The percentage of ownership described above is based on approximately 154,600,000 shares of common stock of Fortune Brands outstanding as of August 23, 2011, as reported in the Preliminary Information Statement of the Issuer, dated August 26, 2011, filed as Exhibit No. 99.1 to Amendment No. 6 to the Issuer’s Form 10, filed with the Securities and Exchange Commission on August 31, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Schedule 13G as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.  To the knowledge of the Reporting Persons, none of these advisory clients holds such right with respect to more than five percent of the outstanding shares of Common Stock.  Mason Capital Management, Mr. Garschina and Mr. Martino disclaim beneficial ownership of all shares of Common Stock reported in this Schedule 13G pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Page 6 of 9 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 2011

MASON CAPITAL MANAGEMENT LLC

By:      /s/ John Grizzetti
Name: John Grizzetti
Title:   Chief Financial Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO

/s/ Michael E. Martino
Michael E. Martino

Page 8 of 9 pages

EXHIBIT A

AGREEMENT OF JOINT FILING
FORTUNE BRANDS HOME & SECURITY, INC.
COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th Day of October, 2011.

MASON CAPITAL MANAGEMENT LLC

By:      /s/ John Grizzetti
Name: John Grizzetti
Title:   Chief Financial Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO

/s/ Michael E. Martino
Michael E. Martino

Page 9 of 9 pages